50
3/6/03

03012985

UF 3-3-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 48904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W.E.Nightingale Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1425 Western Ave

(No. and Street)

Seattle WA 98101

(City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH, D.C. 208 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co

(Name — *if individual, state last, first, middle name*)

385 Prospect Ave Hackensack NJ 07601

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, Walter E Nightingale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.E. Nightingale Brokerage Services Inc., as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

BETTY M. ANDERSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 4-05-05

Walter E Nightingale
Signature

President
Title

Betty Anderson
Notary Public for Washington

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
W. E. Nightingale Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of W. E. Nightingale Brokerage Services, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. E. Nightingale Brokerage Services, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in stockholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 21, 2003
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 23,470	$20,491
Receivables - clearing broker	66,828	3,322
Advance to shareholder	26,593	13,840
Total assets	$116,891	$37,653

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 26,218	$ 3,500
Due to related party	-	3,500
	$ 26,218	$ 7,000
Stockholder's equity:		
Capital stock, ($1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000	$ 1,000
Additional paid-in-capital	7,200	7,200
Retained earnings	82,473	22,453
Total stockholder's equity	$ 90,673	$30,653
Total liabilities and stockholder's equity	$116,891	$37,653

See the accompanying notes to financial statements.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commission income	$201,971	$49,347
Other income	197	8,395
Total revenues	$202,168	$57,742
Expenses:		
Clearance fees	$ 21,620	$21,551
Office	10,700	19,488
Communications	1,110	2,213
Regulatory fees	1,893	1,369
Professional fees	7,170	7,910
Insurance	1,344	1,398
Total expenses	$ 43,837	$53,929
Net income	$158,331	$ 3,813

See the accompanying notes to financial statements.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$1,000	$7,200	$ 18,640	$ 26,840
Net income	-	-	3,813	3,813
Balance, December 31, 2001	$1,000	$7,200	$ 22,453	$ 30,653
Shareholder distributions	-	-	(98,311)	(98,311)
Net income	-	-	158,331	158,331
Balance, December 31, 2001	$1,000	$7,200	$ 82,473	$ 90,673

See the accompanying notes to financial statements.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$158,331	$ 3,813
Adjustments to reconcile net income to net cash used by operating activities:		
Increase in accounts payable	22,718	-
(Increase) decrease in accounts receivable	(63,506)	2,456
(Increase) in advances to shareholder	(12,753)	(12,000)
(Decrease) increase in due to related party	(3,500)	3,500
Net cash provided by (used in) operating activities	$101,290	($ 2,231)
Cash Flows From Financing Activities		
Shareholder distributions	($ 98,311)	-
Net cash (used in) financing activities	($ 98,311)	-
Increase (decrease) in cash	$ 2,979	($ 2,231)
Cash and cash equivalents, January 1	20,491	22,722
Cash and cash equivalents, December 31	$ 23,470	$20,491

See the accompanying notes to financial statements.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. **Summary of Significant Accounting Policies**

Description of Business

The company is an introducing broker and has a standard agreement with its clearing broker, all securities are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

W.E. Nightingale's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the company had net capital of $63,910 which was $58,910 in excess of its required net capital. The company's net capital ratio was .41 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

Schedule I

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital

Total ownership equity from Statement of Financial Condition	$90,673
Total capital	$90,673
Deductions and/or charges:	
Non-allowable assets:	
Shareholder advance	26,593
Net capital before haircuts on securities	$64,080
Haircuts on securities:	
Trading and investment securities:	
Exempted securities	170
Net capital	$63,910

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,749
Minimum dollar net capital required	$ 5,000
Excess net capital	$58,910

Computation of Aggregate Indebtedness

Total A.I. liabilities	$26,218
Percent of aggregate indebtedness to net capital	41

Reconciliation of Computation of Net Capital Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

W. E. NIGHTINGALE BROKERAGE SERVICES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
W.E. Nightingale Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of W.E. Nightingale Brokerage Services, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of W.E. Nightingale Brokerage Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 21, 2003
New York, NY